Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Listing Qualifications

February 8, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 8, 2019, The Nasdaq Stock Market (the "Exchange") received from Castor Maritime Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b)/A for the registration of the following securities:

Common Shares, $0.001 par value

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,